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                                                                     Exhibit 8.1

LIST OF SUBSIDIARIES AS ON 31ST MARCH 2002

Satyam Education Services Limited

Satyam Webexchange Limited

Safescrypt Limited

Sify Plasticscommerce Limited

Indiaworld Communication Private Limited

Sify Baron Net Devices Limited

Indiaplaza.com, Inc.

Satyam Institute of E-Business Limited

E-Chem.com Limited

Kheladi.com (India) Private Limited